UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,532,279,718	72.8395	36.4197
Non-Voting Shares	46,367,237	2.2041	1.1020
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,532,279,718	72.8395	36.4197
Non-Voting Shares	46,367,237	2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				14,818,906		0.7044	0.3522
Non-Voting Shares				20,014,660		0.9514	0.4757
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	1-Oct	200	33.53	R$ 6,706.00
Non-Voting Shares		Sell	1-Oct	100	33.56	R$ 3,356.00
Non-Voting Shares		Sell	1-Oct	200	33.57	R$ 6,714.00
Non-Voting Shares		Sell	1-Oct	100	33.58	R$ 3,358.00
Non-Voting Shares		Sell	1-Oct	100	33.59	R$ 3,359.00
Non-Voting Shares		Sell	1-Oct	100	33.60	R$ 3,360.00
Non-Voting Shares		Sell	1-Oct	100	33.61	R$ 3,361.00
Non-Voting Shares		Sell	1-Oct	100	33.62	R$ 3,362.00
Non-Voting Shares		Sell	1-Oct	100	33.64	R$ 3,364.00
Non-Voting Shares		Sell	1-Oct	100	33.65	R$ 3,365.00
Non-Voting Shares		Sell	1-Oct	100	33.66	R$ 3,366.00
Non-Voting Shares		Sell	1-Oct	200	33.67	R$ 6,734.00
Non-Voting Shares		Sell	1-Oct	200	33.69	R$ 6,738.00
Non-Voting Shares		Sell	1-Oct	100	33.70	R$ 3,370.00
Non-Voting Shares		Sell	1-Oct	200	33.72	R$ 6,744.00
Non-Voting Shares		Sell	1-Oct	200	33.73	R$ 6,746.00
Non-Voting Shares		Sell	1-Oct	200	33.74	R$ 6,748.00
Non-Voting Shares		Sell	1-Oct	200	33.76	R$ 6,752.00
Non-Voting Shares		Sell	1-Oct	300	33.77	R$ 10,131.00
Non-Voting Shares		Sell	1-Oct	100	33.78	R$ 3,378.00
Non-Voting Shares		Sell	1-Oct	200	33.80	R$ 6,760.00
Non-Voting Shares		Sell	1-Oct	500	33.81	R$ 16,905.00
Non-Voting Shares		Sell	1-Oct	300	33.82	R$ 10,146.00
Non-Voting Shares		Sell	1-Oct	100	33.83	R$ 3,383.00
Non-Voting Shares		Sell	1-Oct	100	33.86	R$ 3,386.00
Non-Voting Shares		Sell	1-Oct	100	33.92	R$ 3,392.00
Non-Voting Shares		Sell	1-Oct	100	33.94	R$ 3,394.00
Non-Voting Shares		Sell	1-Oct	100	34.00	R$ 3,400.00
Non-Voting Shares		Sell	1-Oct	100	34.02	R$ 3,402.00
Non-Voting Shares		Sell	1-Oct	200	34.03	R$ 6,806.00
Non-Voting Shares		Sell	1-Oct	100	34.04	R$ 3,404.00
Non-Voting Shares		Sell	1-Oct	100	34.06	R$ 3,406.00
Non-Voting Shares		Sell	1-Oct	300	34.07	R$ 10,221.00
Non-Voting Shares		Sell	1-Oct	100	34.09	R$ 3,409.00
Non-Voting Shares		Sell	1-Oct	200	34.10	R$ 6,820.00
Non-Voting Shares		Sell	1-Oct	100	34.12	R$ 3,412.00
Non-Voting Shares		Sell	1-Oct	200	34.13	R$ 6,826.00
Non-Voting Shares		Sell	1-Oct	100	34.14	R$ 3,414.00
Non-Voting Shares		Sell	1-Oct	100	34.15	R$ 3,415.00
Non-Voting Shares		Sell	1-Oct	100	34.20	R$ 3,420.00
Non-Voting Shares		Sell	1-Oct	100	34.22	R$ 3,422.00
Non-Voting Shares		Sell	1-Oct	100	34.24	R$ 3,424.00
Non-Voting Shares		Sell	1-Oct	100	34.26	R$ 3,426.00
Non-Voting Shares		Sell	1-Oct	200	34.29	R$ 6,858.00
Non-Voting Shares		Sell	1-Oct	100	34.30	R$ 3,430.00
Non-Voting Shares		Sell	1-Oct	100	34.34	R$ 3,434.00
Non-Voting Shares		Sell	1-Oct	100	34.41	R$ 3,441.00
Non-Voting Shares		Total		7,000		R$ 237,168.00
Non-Voting Shares	Banco Bradesco S.A.	Causa Mortis Transfer	21-Oct	3,006	-	R$ -
Non-Voting Shares		Total		3,006		R$ -
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				14,818,906		0.7044	0.3522
Non-Voting Shares				20,004,654		0.9509	0.4754

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				287,552		0.0136	0.0068
Non-Voting Shares				1,957,469		0.0930	0.0465
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares		Sell	6-Oct	500	39.12	R$ 19,560.00
Common Shares		Sell	6-Oct	500	39.13	R$ 19,565.00
Common Shares		Sell	6-Oct	300	39.16	R$ 11,748.00
Common Shares		Sell	6-Oct	300	39.19	R$ 11,757.00
Common Shares		Sell	6-Oct	300	39.20	R$ 11,760.00
Common Shares		Sell	6-Oct	900	39.21	R$ 35,289.00
Common Shares		Sell	6-Oct	300	39.22	R$ 11,766.00
Common Shares		Sell	6-Oct	400	39.23	R$ 15,692.00
Common Shares		Sell	6-Oct	300	39.24	R$ 11,772.00
Common Shares		Sell	6-Oct	700	39.26	R$ 27,482.00
Common Shares		Sell	6-Oct	400	39.29	R$ 15,716.00
Common Shares		Sell	6-Oct	500	39.30	R$ 19,650.00
Common Shares		Sell	6-Oct	7,200	39.42	R$ 283,824.00
Common Shares		Sell	6-Oct	600	39.43	R$ 23,658.00
Common Shares		Sell	6-Oct	100	39.44	R$ 3,944.00
Common Shares		Total		13,300		R$ 523,183.00
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	30-Oct	8	35.60	R$ 284.80
Non-Voting Shares		Sell	30-Oct	2,000	35.50	R$ 71,000.00
Non-Voting Shares		Sell	30-Oct	2,000	36.01	R$ 72,020.00
Non-Voting Shares		Sell	31-Oct	3,207	36.39	R$ 116,702.73
Non-Voting Shares		Sell	30-Oct	3	35.40	R$ 106.20
Non-Voting Shares		Sell	30-Oct	4	35.41	R$ 141.64
Non-Voting Shares		Sell	30-Oct	2,500	35.38	R$ 88,450.00
Non-Voting Shares		Sell	30-Oct	700	35.39	R$ 24,773.00
Non-Voting Shares		Sell	6-Oct	34	38.90	R$ 1,322.60
Non-Voting Shares		Sell	6-Oct	12,400	39.23	R$ 486,452.00
Non-Voting Shares		Sell	31-Oct	1,200	36.80	R$ 44,160.00
Non-Voting Shares		Sell	31-Oct	2,007	37.00	R$ 74,259.00
Non-Voting Shares		Sell	30-Oct	2,000	35.60	R$ 71,200.00
Non-Voting Shares		Sell	30-Oct	1,700	36.00	R$ 61,200.00
Non-Voting Shares		Sell	30-Oct	1,300	36.01	R$ 46,813.00
Non-Voting Shares		Sell	13-Oct	198	39.39	R$ 7,799.22
Non-Voting Shares		Sell	31-Oct	5	36.70	R$ 183.50
Non-Voting Shares		Sell	31-Oct	1,400	36.71	R$ 51,394.00
Non-Voting Shares		Sell	31-Oct	400	36.72	R$ 14,688.00
Non-Voting Shares		Sell	31-Oct	1,733	36.50	R$ 63,254.50
Non-Voting Shares		Sell	13-Oct	10	39.21	R$ 392.10
Non-Voting Shares		Sell	13-Oct	1,218	39.20	R$ 47,745.60
Non-Voting Shares		Sell	30-Oct	4	37.10	R$ 148.40
Non-Voting Shares		Sell	30-Oct	900	36.30	R$ 32,670.00
Non-Voting Shares		Sell	31-Oct	1,425	36.93	R$ 52,625.25
Non-Voting Shares		Sell	14-Oct	500	39.60	R$ 19,800.00
Non-Voting Shares		Sell	31-Oct	500	36.50	R$ 18,250.00
Non-Voting Shares		Sell	30-Oct	1,000	36.01	R$ 36,010.00
Non-Voting Shares		Sell	31-Oct	926	36.49	R$ 33,789.74
Non-Voting Shares		Sell	31-Oct	1,000	36.50	R$ 36,500.00
Non-Voting Shares		Sell	3-Oct	570	34.85	R$ 19,864.50
Non-Voting Shares		Sell	31-Oct	500	36.88	R$ 18,440.00
Non-Voting Shares		Sell	30-Oct	4	35.80	R$ 143.20
Non-Voting Shares		Sell	30-Oct	900	35.81	R$ 32,229.00
Non-Voting Shares		Sell	6-Oct	41	37.98	R$ 1,557.18
Non-Voting Shares		Sell	6-Oct	700	38.00	R$ 26,600.00
Non-Voting Shares		Sell	31-Oct	74	36.60	R$ 2,708.40
Non-Voting Shares		Sell	31-Oct	400	36.61	R$ 14,644.00
Non-Voting Shares		Sell	30-Oct	804	35.50	R$ 28,542.00
Non-Voting Shares		Total		46,275		R$ 1,718,863.56
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				274,252		0.0130	0.0065
Non-Voting Shares				1,897,228		0.0901	0.0450

Note:
New members who belong to the Board of Executive Officers
Sheila Zynger - Wife of Mr. Alexandre Rappaport
Isabelle Rappaport - Daughter of Mr. Alexandre Rappaport
Aaron Rappaport - Son of Mr. Alexandre Rappaport
Nancy Yumi Hashimoto Tokuriki - Wife of Mr. Antonio Daissuke Tokuriki
Rafael Daiki Tokuriki - Son of Mr. Antonio Daissuke Tokuriki
Odete da Matta Sanches - Wife of Mr. Osmar Sanches Biscuola

Note:
Members who left the Board of Executive Officers
Nobuo Yamazaki

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2014 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				372,517		0.0177	0.0088
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	3-Oct	400	35.12	R$ 14,048.00
Non-Voting Shares		Total		400		R$ 14,048.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				25,394		0.0012	0.0006
Non-Voting Shares				372,117		0.0176	0.0088

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In October 2014 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.